Exhibit 3.3

                                      DEED

I, Roderick M. Forrest, a Director of Glengarry Holdings Limited (the "Company"), a company incorporated in Bermuda and having its registered office at Bermuda Commercial Bank Building, 44 Church Street, Hamilton HM12, Bermuda, pursuant to the authority of a resolution of the board of directors of the Company of 31 January 2001 and of the shareholders of the Company of 31 January 2001 hereby declare that, with effect from 16 February 2001, the share capital of the Company shall be consolidated, pursuant to section 45(1)(c) of the Companies Act 1981, whereby the common shares of the Company, having a par value of USS.005 each shall be consolidated into shares having par value US$.05 each, the result of which being that the Company shall have an authorised share capital of US$2,750,000 comprising 50,000,000 common shares of par value US$.05 each and 50,000,000 preferred shares of par value US$.005 each.

IN WITNESS WHEREOF this deed is executed by Roderick M. Forrest as of the 6th day of February 2001 as follows:

Signed at Hamilton, Bermuda, before Patricia Colmet, Bermuda Commercial Bank Building, 44 Church Street, Hamilton, Bermuda.

/s/ Roderick M.Forrest

/s/ Patricia Colmet